SUPPLEMENT DATED DECEMBER 4, 2009
TO THE

PROSPECTUS DATED JULY 18, 2006
For the following Contract:
FUTURITY FOCUS

This Supplement revises certain of the information contained in the above-listed Prospectus (as previously supplemented) that pertain to annuity Contracts issued by us. We are Sun Life Assurance Company of Canada (U.S.), and words and phrases used in this Supplement have the same meaning as the Prospectus gives to them.

This Supplement is being provided to you as a Participant under the above-listed Contract. You should retain this Supplement with the Prospectus for future reference. If you need an additional copy of the Prospectus or any supplement thereto, please call (800) 752-7215.

New Location for Securities and Exchange Commission Public Reference Room in Washington, D.C.: Under the heading “Available Information” in the Prospectus, we disclose the address of the SEC’s Washington, D.C., public reference facilities, which is one place that you can read and copy certain materials that we file with the SEC. The new location for these SEC facilities is the Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.  You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

New Tax-Sheltered Annuities Section. Under the heading “Tax-Sheltered Annuities” in the Prospectus, the section is replaced with the following:

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities (“TSA”).

Effective October 1, 2008, we stopped issuing any new TSAs, including Texas Optional Retirement Program annuities.  We no longer accept any additional Purchase Payments to any previously issued TSAs.

The Internal Revenue Service’s (“IRS”) comprehensive TSA regulations are generally effective January 1, 2009, and these regulations, subsequent IRS guidance, and/or the terms of an employer’s TSA plan impose new restrictions on TSAs, including restrictions on (1) the availability of hardship distributions and loans, (2) TSA exchanges within the same employer’s TSA plan, and (3) TSA transfers to another employer’s TSA plan.  You should consult with a qualified tax professional about how the regulations affect you and your TSA.

If TSAs are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when you attain age 59½, have a severance from employment with the employer, die or become disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989, and (iv) any pre-1989 salary reduction contributions since we do not maintain records that separately account for such contributions. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. Financial hardship withdrawals (as well as certain other premature withdrawals) are fully taxable and will be subject to a 10% federal income tax penalty, in addition to any applicable Contract withdrawal charge. Under certain circumstances the 10% federal income tax penalty will not apply if the withdrawal is for medical expenses. A financial hardship withdrawal may not be repaid once it is taken.

The IRS’s TSA regulations provide that TSA financial hardship withdrawals will be subject to the IRS rules applicable to hardship distributions from 401(k) plans.  Specifically, if you have not terminated your employment or reached age 59½, you may be able to withdraw a limited amount of monies if you have an immediate and heavy financial need and the withdrawal amount is necessary to satisfy such financial need.  An immediate and heavy financial need may arise only from:

●	deductible medical expenses incurred by you, your spouse, or your dependents;
●	payments of tuition and related educational fees for the next 12 months of post-secondary education for you, your spouse, or your dependents;
●	costs related to the purchase of your principal residence (not including mortgage payments);
●	payment necessary to prevent eviction from your principal residence or foreclosure of the mortgage on your principal residence;
●	payments for burial or funeral expenses for your parent, spouse, children, or dependents; or
●	expenses for the repair of damage to your principal residence that would qualify for the federal income tax casualty deduction.

You will be required to represent in writing to us (1) that your specified immediate and heavy financial need cannot reasonably be relieved through insurance or otherwise, by liquidation of your assets, by ending any contributions you are making under your TSA plan, by other distributions and nontaxable loans under any of your qualified plans, or by borrowing from commercial sources and (2) that your requested withdrawal amount complies with applicable law, including the federal tax law limit.  And, unless your TSA was issued prior to September 25, 2007 and the only payments you made to such TSA were TSA funds you transferred directly to us from another TSA carrier (a “90-24 Transfer TSA”), your TSA employer also may need to agree in writing to your hardship request.

If your TSA contains a provision that permits loans, you may request a loan but you will be required to represent in writing to us that your requested loan amount complies with applicable law, including the federal tax law limit.  And, unless your TSA is a 90-24 Transfer TSA, your TSA employer also may need to agree in writing to your loan request.

TSAs, like IRAs, are subject to required minimum distributions under the Code.  TSAs are unique, however, in that any account balance accruing before January 1, 1987 (the “pre-1987 balance”) needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code.  This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance.  Since we do not maintain such records, your pre-1987 balance, if any, will not be eligible for special distribution treatment.

Under the terms of a particular TSA plan, you may be entitled to transfer or exchange all or a portion of your TSA to one or more alternative funding options within the same or different TSA plan. You should consult the documents governing your TSA plan and your plan administrator for information as to such investment alternatives. If you wish to transfer/exchange your TSA, you will be able to do so only if the issuer of the new TSA certifies to us that the transfer/exchange is permissible under the TSA regulations and the applicable TSA plan.  Your TSA employer also may need to agree in writing to your transfer/exchange request.

Update of Distribution of the Contracts. Under the heading “Distribution of the Contracts” in the Prospectus, in the first paragraph, “National Association of Securities Dealers, Inc.” is replaced with “Financial Industry Regulatory Authority” and “NASD” is replaced with “FINRA”. The last paragraph of this section is revised to read as follows:

Commissions will not be paid with respect to Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. During 2006, 2007, and 2008, $14, $41 and $3, respectively, in commissions were paid to but not retained by Clarendon in connection with the distribution of the Contracts.

Update of Information Incorporated by Reference. Under the heading “Incorporation of Certain Documents by Reference” in the Prospectus, we describe certain documents that we incorporate by reference into the Prospectus. That description is revised to read as follows:

The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009, filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Supplement and prior to the termination of the offering, shall be deemed incorporated by reference into the Prospectus.

Experts: The following is hereby added to the Prospectus:

EXPERTS

The consolidated financial statements incorporated herein by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph, referring to the Company changing its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changing its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Their office is located at 200 Berkeley Street, Boston, Massachusetts.

Futurity Focus